Exhibit 99.1

Schiphol Boulevard 165 1118 BG Schiphol Tel.: +31 (0) 20 206 6970 Fax: + 31 (0) 20 446 6372 www.nebius.group

To:	Shareholders of Nebius Group N.V.
From:	Board of Directors
Date:	July 24, 2025

Notice of Annual General Meeting of Nebius Group N.V.

We hereby inform you that Nebius Group N.V. (the “Company”) will hold its Annual General Meeting of Shareholders (“AGM”) on August 21, 2025 (the “AGM Date”), beginning at 15.00 Amsterdam time on that day at the Company’s offices at Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands.

Enclosed with this notice you will find the Agenda for the AGM, together with Explanatory Notes, as well as a Power of Attorney / Proxy to authorize Company representatives to vote your shares at the AGM.

If you are planning to attend the AGM in person, we kindly request you to provide advance notice by notifying the Company at askIR@nebius.com before 16.00 (Amsterdam time) on August 15, 2025.

The following agenda items are scheduled for the AGM:

Introductory remarks.

Substantive Business:

1.	Approval of the extension of the term for preparation by the Company’s Board of Directors of the 2024 annual statutory accounts of the Company. (Decision)

2.	Adoption of 2024 annual statutory accounts of the Company (prepared in accordance with IFRS). (Decision)

3.	Discharge of the members of the Board of Directors for their liability towards the Company for their management during the 2024 financial year. (Decision)

4.	Re-appointment of Arkady Volozh as an executive member of the Board of Directors for a one-year term, to end at the conclusion of the Annual General Meeting to be held in 2026. (Decision)

5.	Re-appointment of Ophir Nave as an executive member of the Board of Directors for a one-year term, to end at the conclusion of the Annual General Meeting to be held in 2026. (Decision)

6.	Re-appointment of John Boynton as a non-executive member of the Board of Directors for a one-year term, to end at the conclusion of the Annual General Meeting to be held in 2026. (Decision).

7.	Re-appointment of Elena Bunina as a non-executive member of the Board of Directors for a one-year term, to end at the conclusion of the Annual General Meeting to be held in 2026. (Decision).

8.	Appointment of Arne Grimme as a non-executive member of the Board of Directors for a one-year term, to end at the conclusion of the Annual General Meeting to be held in 2026. (Decision).

9.	Re-appointment of Kira Radinsky as a non-executive member of the Board of Directors for a one-year term, to end at the conclusion of the Annual General Meeting to be held in 2026. (Decision).

10.	Re-appointment of Charles Ryan as a non-executive member of the Board of Directors for a one-year term, to end at the conclusion of the Annual General Meeting to be held in 2026. (Decision).

11.	Appointment of Matthew Weigand as a non-executive member of the Board of Directors for a one-year term, to end at the conclusion of the Annual General Meeting to be held in 2026. (Decision).

12.	Amendment of the Articles of Association. (Decision)

13.	Amendment of the General Guidelines for Compensation of the Board of Directors (Decision)

14.	Appointment of the external auditor of the Company’s consolidated financial statements and statutory accounts for the 2025 financial year. (Decision)

15.	General authorization of the Board of Directors to issue and/or grant rights to subscribe for Class A Shares. (Decision)

16.	General authorization of the Board of Directors to exclude pre-emption rights. (Decision)

17.	General authorization of the Board of Directors to repurchase Class A Shares. (Decision)

18.	Cancellation of 40,000,000 Class A shares of the Company. (Decision)

Any other business.

*****

Copies of materials related to the AGM, including this Notice of Meeting, the Agenda and Explanatory Notes are available:

•	at: www.edocumentview.com/NBIS

•	on our website at https://group.nebius.com/governance/for-shareholders

•	at the Company’s offices (Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands)

•	from Investor Relations: askIR@nebius.com

The Company’s statutory accounts (which are prepared in accordance with IFRS solely to comply with Dutch law) are available for inspection by shareholders at the Company’s offices at the above address; copies may be requested from Investor Relations.

On July 24, 2025, the total number of Class A Shares outstanding (excluding shares held in treasury) was 203,009,866 with a total of 203,009,866 voting rights (excluding 123,332,404 Class A shares held in treasury); and the total number of Class B Shares was 35,698,674 with a total of 356,986,740 voting rights. Each Class A Share carries one vote; and each Class B Share carries ten votes. The Class A Shares and Class B Shares will vote together as a single class on all matters at the AGM.

The persons who will be considered as entitled to vote and/or attend the AGM are those persons who on July 24, 2025, after processing of all settlements as of this date (the record date), have these rights and are registered as such in a register designated by the Board. The designated register for the Class A Shares is maintained by the Company’s transfer agent and registrar, Computershare Trust Company N.A. The designated register for the Class B Shares is maintained by the Company.

If you would like to attend the AGM and your Class A Shares are held by a broker, bank or other nominee, you must bring to the AGM a letter from the nominee confirming your beneficial ownership of such shares. In order to vote your shares at the AGM, you must obtain from the nominee a proxy issued in your name. You must also bring a form of personal identification.

Many brokers are subject to New York Stock Exchange (“NYSE”) rules. The NYSE rules direct that, if you are the beneficial owner of shares held in “street name” by a broker, the broker, as the record holder of the shares, is required to vote those shares in accordance with your instruction. If you do not give instructions to the broker, the broker will be entitled to vote the shares with respect to “discretionary” items but will not be permitted to vote the shares with respect to “non-discretionary” items (those shares are treated as “broker non-votes”).

The election of directors and certain other proposals are not considered discretionary items. This means that brokers who have not been furnished voting instructions from their clients will not be authorized to vote in their discretion for the election of directors or on such other matters. We urge you to provide voting instructions to your broker so that your votes may be counted.

Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the AGM, we hope you will take the time to vote your shares. If you are a shareholder of record, you may vote your Class A Shares over the Internet (at www.investorvote.com/NBIS), by telephone (at +1-800-652-8683) or by completing and mailing the enclosed Power of Attorney / Proxy card in the envelope provided. If your shares are held in “street name”, meaning they are held for your account by a broker or other nominee, you will receive instructions from the broker that you must follow for your shares to be voted.

Shareholders and interested parties may contact any of the Company’s directors, including the Chairman, the non-executive directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them via e-mail at askIR@nebius.com. Shareholders who are eligible and intend to have an item added to the agenda of any future general meeting must comply with the requirements contained in Article 18 of our Articles of Association, as amended. We reserve the right (subject to the laws of the Netherlands) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

Schiphol, July 24, 2025

Schiphol Boulevard 165 1118 BG Schiphol Tel.: +31 (0) 20 206 6970 Fax: + 31 (0) 20 446 6372 www.nebius.group

To:	Shareholders of Nebius Group N.V. (the “Company”)
From:	Board of Directors
Date:	July 24, 2025

2025 ANNUAL GENERAL MEETING

Agenda and Explanatory Notes

To be held:

Date:	August 21, 2025 at 15.00 Amsterdam time

Location:	The Company’s offices at Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands.

Opening

Introductory remarks

Adoption of 2024 Statutory Accounts; Discharge of Directors

1.	To approve the extension of the term for preparation by the Company’s Board of Directors of the 2024 annual statutory accounts of the Company. (Decision)

2.	To adopt the 2024 annual statutory accounts of the Company (prepared in accordance with IFRS). (Decision)

3.	To discharge the members of the Board of Directors for their liability towards the Company for their management during the 2024 financial year. (Decision)

Appointment of Executive and Non-Executive Directors

4.	To re-appoint Arkady Volozh to serve as an executive member of the Board of Directors, for a one-year term to end at the conclusion of the Annual General Meeting to be held in 2026. (Decision)

5.	To re-appoint Ophir Nave to serve as an executive member of the Board of Directors, for a one-year term to end at the conclusion of the Annual General Meeting to be held in 2026. (Decision)

6.	To re-appoint John Boynton to serve as a non-executive member of the Board of Directors, for a one-year term to end at the conclusion of the Annual General Meeting to be held in 2026. (Decision)

7.	To re-appoint Elena Bunina to serve as a non-executive member of the Board of Directors, for a one-year term to end at the conclusion of the Annual General Meeting to be held in 2026. (Decision)

8.	To appoint Arne Grimme to serve as a non-executive member of the Board of Directors, for a one-year term to end at the conclusion of the Annual General Meeting to be held in 2026. (Decision)

9.	To re-appoint Kira Radinsky to serve as a non-executive member of the Board of Directors, for a one-year term to end at the conclusion of the Annual General Meeting to be held in 2026. (Decision)

10.	To re-appoint Charles Ryan to serve as a non-executive member of the Board of Directors, for a one-year term to end at the conclusion of the Annual General Meeting to be held in 2026. (Decision)

11.	To appoint Matthew Weigand to serve as a non-executive member of the Board of Directors, for a one-year term to end at the conclusion of the Annual General Meeting to be held in 2026. (Decision)

Amendment of Articles of Association

12.	To amend the current Articles of Association of the Company, as described in the Explanatory Notes below; and to authorize Boaz Tal, General Counsel to the Company, and each of the lawyers and (candidate) civil-law notaries of Warendorf, acting individually, to sign a notarial Deed of Amendment of the Articles of Association. (Decision)

Amendment of the General Guidelines for Compensation of the Board of Directors

13.	To approve an amendment of the General Guidelines for Compensation of the Board of Directors. (Decision)

Appointment of Auditors

14.	To appoint Reanda Audit & Assurance B.V., an independent registered public accounting firm, as an auditor of the Company’s consolidated financial statements and statutory accounts for the 2025 financial year. (Decision)

General Designations and Authorizations of the Board of Directors

15.	To designate the Board of Directors as the competent body to issue and/or grant rights to subscribe for from time-to-time Class A Shares up to an additional 20% of the issued share capital (excluding Class C Shares) of the Company for a period of five years from the date of the Annual General Meeting, as described in the Explanatory Notes below. (Decision)

16.	To designate the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of (and/or granting of rights to subscribe for) Class A Shares for a period of five years from the date of the Annual General Meeting, as described in the Explanatory Notes below. (Decision)

17.	To authorize the Board of Directors for a period of 18 months to repurchase shares in the capital of the Company up to 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase, as described in the Explanatory Notes below. (Decision)

Cancellation of Shares

18.	To cancel 40,000,000 Class A shares of the Company held in treasury. (Decision)

Other Business

Any other business.

*****

Explanatory Notes to the Agenda

Opening

Management will look back on 2024 and the first half of 2025.

Extension of Draw-Up Period; Approval of 2024 Statutory Accounts; Discharge of Directors

Items 1-3. Approval to extend the term for the preparation of the 2024 annual statutory accounts; Adoption of 2024 annual statutory accounts; Discharge of the members of the Board of Directors for their liability towards the Company for their management during the 2024 financial year

These agenda items include proposals to extend the preparation period to draw up the 2024 Statutory Accounts and to adopt the 2024 Statutory Accounts, as well as to discharge the members of the Board of Directors serving during 2024, in accordance with Dutch law, from liability towards the Company for the performance of their duties in 2024. The General Meeting notes that the 2024 Statutory Accounts were finalized on July 14, 2025. The Company filed its consolidated financial statements prepared under U.S. GAAP with the U.S. Securities and Exchange Commission as part of its Annual Report on Form 20-F on April 30, 2025.

The proposed discharge of the members of the Board of Directors only covers matters that are provided to the General Meeting or otherwise disclosed or publicly available in respect of the 2024 financial year. Copies of the 2024 Statutory Accounts are available for inspection by shareholders at the registered office of the Company and can also be obtained from Investor Relations: askIR@nebius.com.

Appointment of Executive and Non-Executive Directors

Under our articles of association, both executive and non-executive directors may be elected for terms of up to four years. Beginning with the Annual General Meeting in 2024, it is our practice to propose that both executive and non-executive directors be elected for one-year terms.

The Nominating and Corporate Governance Committee is responsible for, among other things, recommending to the Board of Directors persons to be nominated for election or re-election as directors at any General Meeting. We believe that the proposed candidates for election are well placed to guide Nebius Group in its development, bringing a wealth of experience in technology, artificial intelligence, ed-tech and governance.

The works council of the Company has been asked to render its views on the intended appointment of the directors, such within the meaning of Section 2:134a of the Dutch Civil Code, and thanks the Board of Directors for the opportunity to share its views. The works council has taken due note of the intended appointments and wishes the nominee directors the best of luck in their roles.

Item 4. Re-appointment of Arkady Volozh as an executive member of the Board of Directors

It is proposed by the Board of Directors to re-appoint Arkady Volozh as an executive member of the Board of Directors of the Company for a one-year term, with effect from the 2025 Annual General Meeting and running until the conclusion of the annual general meeting to be held in 2026.

Arkady Volozh is the group’s Chief Executive Officer and an Executive Director and founder of the Company. He served as the group’s Chief Executive Officer and Executive Director and between 2000 and 2022 and resumed office in 2024. A serial entrepreneur, Mr. Volozh’s background in computer science led to the inception of several successful IT enterprises, including InfiNet Wireless and CompTek International. Having served as CEO of CompTek International, Mr. Volozh moved to become the CEO of Yandex. Mr. Volozh has invested in and served on the board of Face.com, an Israeli face-tagging company (sold to Facebook in 2012), and was an early investor in Getir, a Turkish based company and pioneer in the ‘quick commerce’ market, being the first to introduce the 15-minute grocery delivery model. Mr. Volozh has also served as a board member for US-based Neurosteer, the company responsible for developing the world’s first wearable, medical-grade brain activity interpretation platform used across a wide range of medical and lifestyle applications. Mr. Volozh holds a degree in applied mathematics from Gubkin Institute of Oil and Gas.

The Board of Directors believes that the Company will continue to benefit from Mr. Volozh’s extensive experience in the industry, entrepreneurial spirit and leadership skills, and is delighted to nominate Mr. Volozh for re-election.

Item 5. Re-appointment of Ophir Nave as an executive member of the Board of Directors

It is proposed by the Board of Directors to re-appoint Ophir Nave as an executive member of the Board of Directors of the Company for a one-year term, with effect from the 2025 Annual General Meeting and running until the conclusion of the annual general meeting to be held in 2026.

Dr. Ophir Nave was appointed Chief Operating Officer of the Company in May 2024 and has served as an Executive Director since August 2024. Previously, Mr. Nave was a Lead Partner in the Corporate and M&A Practice at the Israeli firm Arnon, Tadmor-Levy, where he also served on the firm’s executive committee. His legal career includes positions at the U.S. law firm Wachtell, Lipton, Rosen & Katz, clerking for Justice Theodor Or of the Israeli Supreme Court, and lecturing on corporate finance at Tel Aviv University. Mr. Nave holds a Doctor of Juridical Science from Harvard Law School, an LL.B. from Tel Aviv University, and a B.Sc. in Computer Engineering from the Technion.

The Board of Directors believes that the Company will continue to benefit from Dr. Nave’s extensive operational and governance experience and is delighted to nominate Dr. Nave for re-election.

Item 6. Re-appointment of John Boynton as a non-executive member of the Board of Directors

It is proposed by the Board of Directors to re-appoint John Boynton as a non-executive member of the Board of Directors of the Company for a one-year term, with effect from the 2025 Annual General Meeting and running until the conclusion of the annual general meeting to be held in 2026.

John Boynton has served as Chairman of the Board of Nebius NV since 2016 and as a Non-Executive Director since 2000. A founding shareholder of Yandex, he has played a key role in developing the company’s governance practices over more than two decades and guiding it through exceptionally challenging circumstances in recent years. Through Firehouse Capital, Inc., his private investment firm, John backs early-stage technology companies and select real estate opportunities. In recent years, he has focused on the sports industry, particularly professional women’s ice hockey and soccer, as well as sports tech and data companies. Most recently, John co-founded ArxEd, a vertical SaaS company powered by AI that serves public sector organizations. He holds a BA from Harvard College.

The Board of Directors believes the Company will continue to benefit from Mr. Boynton’s extensive experience and leadership, and is pleased to nominate Mr. Boynton for re-election.

Item 7. Re-appointment of Elena Bunina as a non-executive member of the Board of Directors

It is proposed by the Board of Directors to re-appoint Elena Bunina as a non-executive member of the Board of Directors of the Company for a one-year term, with effect from the 2025 Annual General Meeting and running until the conclusion of the annual general meeting to be held in 2026.

Elena Bunina has served as a Non-Executive Director since August 2024 and currently serves as the Head of Science and Education for the Nebius Group. Ms. Bunina is an Israel-based businesswoman, university professor and an accomplished mathematician with almost 70 research publications and a particular focus on algebra and model theory. Ms. Bunina previously served as the Head of Academic and Educational Services across the Yandex Group, and well as the General Director and director of Human Resources at Yandex LLC, stepping down in April 2022. Ms. Bunina holds a Doctor of Science degree, in addition to having a Ph.D in Mathematics, from the faculty of Mechanics and Mathematics at the Moscow State University, where she served as a professor for 12 years until 2022. She currently serves as a professor of Mathematics at Bar Ilan University, in Israel.

The Board of Directors believes that the group will continue to benefit from Ms. Bunina’s expertise in the fields of mathematics and education and is pleased to nominate Ms. Bunina for re-election.

Item 8. Appointment of Arne Grimme as a non-executive member of the Board of Directors

It is proposed by the Board of Directors to appoint Arne Grimme as a non-executive member of the Board of Directors of the Company for a one-year term, with effect from the 2025 Annual General Meeting and running until the conclusion of the annual general meeting to be held in 2026.

Arne Grimme is a partner of De Brauw Blackstone Westbroek, a leading Dutch law firm, since 2003. He is Head of the Corporate M&A practice at De Brauw. He mainly advises listed companies on various corporate matters and complex cross-border transactions. Previously, he worked for Ernst & Young and a different law firm. He is also a member of the Supervisory Council of the National Maritime Museum. He has studied at the University of Utrecht and Erasmus University Rotterdam.

The Board of Directors believes that the group will benefit from Mr. Grimme’s extensive experience in international business and governance and is pleased to nominate Mr. Grimme for election.

Item 9. Re-appointment of Kira Radinsky as a non-executive member of the Board of Directors

It is proposed by the Board of Directors to re-appoint Kira Radinsky as a non-executive member of the Board of Directors of the Company for a one-year term, with effect from the 2025 Annual General Meeting and running until the conclusion of the annual general meeting to be held in 2026.

Kira Radinsky has served as a Non-Executive Director since 2024. She is the chief executive officer and chairwoman of Diagnostic Robotics, a US-based technology business working in the field of AI to make healthcare better, cheaper and more widely available. As a result of Ms. Radinsky’s technology expertise, she founded Mana Bio, an AI-based drug delivery business, and co-founded San Francisco based SalesPredict in 2012, where she led the research and development aspects of data mining. When SalesPredict was sold to eBay in 2016, Ms. Radinsky became eBay’s director of data science and IL chief scientist. Ms. Radinsky has also served on the board of directors for Esh Digital Bank (Tel Aviv), Maccabi Health Care Data Science Institute (Tel Aviv) and HSBC Technology Board (London). Aside from her corporate roles, Ms. Radinsky is a visiting professor at the Technion focusing her research on how web dynamics and knowledge can help predict future global events. Ms. Radinsky has a B.Sc. and a Ph.D in Computer Science from Technion, the Israel Institute of Technology.

The Board of Directors believes that the group will continue to benefit from Ms. Radinsky’s extensive experience in the technology industry, and in particular in the AI field, and is pleased to nominate Ms. Radinsky for re-election.

Item 10. Re-appointment of Charles Ryan as a non-executive member of the Board of Directors

It is proposed by the Board of Directors to re-appoint Charles Ryan as a non-executive member of the Board of Directors of the Company for a one-year term, with effect from the 2025 Annual General Meeting and running until the conclusion of the annual general meeting to be held in 2026.

Charles Ryan became a non-executive director of Nebius Group N.V. at the time of its initial public offering in 2011. A finance professional with 34 years of experience in international markets, Mr. Ryan began his professional career in 1989 with CS First Boston where he was a financial analyst. From 1991 to 1994, he worked as an associate and principal banker with the European Bank for Reconstruction and Development in London. Mr. Ryan cofounded United Financial Group (UFG) and became its Chairman and CEO in 1994. In 2006, Deutsche Bank acquired 100% of UFG's investment banking business, and Mr. Ryan was appointed Chief Country Officer and CEO of Deutsche Bank Group in Russia and remained in that position until the end of 2008, when he became Chairman of UFG Asset Management. From 2008 through the end of 2010, Mr. Ryan was a consultant for Deutsche Bank. In December 2022, Mr. Ryan stepped down as the Chairman of UFG Asset Management. Mr. Ryan is a founder and the General Partner of Almaz Capital, an international VC firm, which connects entrepreneurs and engineering talent in the USA and Eastern European / CIS countries. In 2013, Mr. Ryan also co-founded Liberty Energy Trust and Liberty Infrastructure Trust (Conshohocken, USA) which provides innovative solutions for financing and managing energy related and infrastructure projects in Pennsylvania and Eastern United States. Mr. Ryan has a degree in Government from Harvard University.

The Board of Directors believes that the group will continue to benefit from Mr. Ryan’s expertise and experience in international business and capital markets and is pleased to nominate Mr. Ryan for re-election.

Item 11. Appointment of Matthew Weigand as a non-executive member of the Board of Directors

It is proposed by the Board of Directors to appoint Matthew Weigand as a non-executive member of the Board of Directors of the Company for a one-year term, with effect from the 2025 Annual General Meeting and running until the conclusion of the annual general meeting to be held in 2026.

Matthew Weigand is a partner at Accel, a global venture capital firm, which he joined in 2013. He focuses on investments in enterprise software, financial technology, and security businesses. Prior to Accel, he worked with William Blair’s technology investment banking group. Mr. Weigand graduated from Miami University.

The Board of Directors believes that the group will benefit from Mr. Weigand’s extensive expertise in the technology and investment sectors and is pleased to nominate Mr. Weigand for election.

Executive and Non-Executive Directors will receive compensation in their capacity as such as approved and recommended by the Company’s Compensation Committee and in accordance with the group’s policies for compensation of Executive and Non-Executive Directors, respectively.

Articles of Association

Item 12. Amendment of the Articles of Association

The Board of Directors proposes an amendment to its Articles of Association to in order to make certain corporate housekeeping changes. In particular:

•	Article 4: To reduce the number of authorized Class B and Class C shares, to reflect the number of Class B shares currently outstanding (and the corresponding number of Class C shares, which exist solely to facilitate the conversion from time to time of Class B shares).

•	Article 10: To address certain technical matters with respect to treasury shares held by the Company.

•	Article 12(2): To amend the eligibility criteria for Non-Executive Directors (1) to exclude minor offenses not constituting felonies or crimes of moral turpitude from the scope of a disqualifying criminal record, and (2) to clarify the scope of disqualifying personal or qualified conflicts of interest.

•	Article 12(4): To provide that Executive Directors and Non-Executive Directors will be appointed by the General Meeting for a maximum period of one (1) year.

•	Article 13: To provide that, in the event that no Executive Directors remain in office, the Executive Director role may be entrusted to a person designated by the Board, rather than by the General Meeting.

•	Article 15: To remove prescriptive provisions related to the existence and composition of specific committees of the Board.

•	Article 18: To authorize the Board to decide that the General Meetings may be accessible by electronic means (including exclusively by electronic means).

•	Article 19: To remove the requirement that the minutes of the General Meeting be adopted by the General Meeting.

•	Minor editorial and clarificatory changes.

A copy of the deed of amendment of the Articles of Association is available for inspection by shareholders at the registered office of the Company, on our website https://group.nebius.com/governance/for-shareholders or can be obtained from Investor Relations by email: askIR@nebius.com.

Compensation of the Board of Directors

Item 13. Amendment of the General Guidelines for Compensation of the Board of Directors

The proposal to amend the General Guidelines for Compensation of the Board of Directors is intended to better reflect market practice in the Company’s industry, including the delegation of broader authority to the Board of Directors to determine the compensation of executive and non-executive directors, including equity awards made pursuant to the Company’s equity incentive plans. These guidelines are consistent with U.S. securities laws and U.S. Securities and Exchange Commission and Nasdaq rules. These changes are intended to give the Company the flexibility to continue to attract and retain qualified members of the Board of Directors.

A copy of the General Guidelines for Compensation of the Board of Directors is available for inspection by shareholders at the registered office of the Company, on our website https://group.nebius.com/governance/for-shareholders or can be obtained from Investor Relations by email: askIR@nebius.com.

The works council of the Company has been asked to render its views on the proposed amendment, such within the meaning of Section 2:135 of the Dutch Civil Code, and thanks the Board of Directors for the opportunity to share its views. The works council has taken due note of the intended amendment.

Appointment of Auditors

Item 14. Appointment of the external auditor of the Company

In accordance with Dutch law, the external auditor of the Company is appointed by the AGM. The Audit Committee has advised the Board of Directors to propose at the AGM the appointment of Reanda Audit & Assurance B.V., an independent registered public accounting firm, as auditor of the Company’s consolidated financial statements prepared under U.S. GAAP and International Financial Reporting Standards (IFRS), and its statutory accounts prepared under IFRS, for the 2025 financial year.

General Designations and Authorizations of the Board of Directors

Items 15-17. General authorization of the Board of Directors to (i) issue Class A Shares / grant rights to subscribe for Class A Shares; (ii) exclude pre-emption rights; and (iii) repurchase Class A Shares

The proposals to authorize the Board of Directors (i) to issue Class A Shares (and/or grant rights to subscribe for Class A Shares) in an amount up to 20% of the issued share capital (excluding Class C Shares) from time to time of the Company, and (ii) to exclude the pre-emptive rights of shareholders in respect of such issuances of shares and/or granting of rights to subscribe for shares are intended to give the Board of Directors flexibility in financing the Company in the most efficient manner. Furthermore, such authorizations give the Board of Directors flexibility in the context of potential acquisitions and mergers.

The proposal to authorize the Board of Directors to repurchase shares in the capital of the Company, up to a maximum of 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase, is intended to, among other things, enable the Company to flexibly manage its capital structure in light of market conditions and the Company’s financial position.

Adoption of these proposals at the AGM replaces the current general authorizations of the Board of Directors in respect of these matters, which were granted at the Annual General Meeting of Shareholders on August 15, 2024.

Cancellation of Treasury Shares

Items 18. Cancellation of Class A shares held in treasury

The Company acquired a significant number of its own Class A shares in connection with the divestment transaction completed in 2024, and currently continues to hold 123,932,112 Class A shares in treasury. The Company has allocated a portion of such shares for use under its equity incentive plan and upon the potential conversion of its convertible notes due 2029 and 2031, and may use a portion of the remaining shares for other financing or corporate purposes. The Board has concluded that it would be prudent to cancel a portion of such remaining shares, and accordingly proposes the cancellation of 40,000,000 Class A shares. In accordance with Dutch law, the cancellation of 40,000,000 Class A shares will not be effective until two months after the resolution to cancel such treasury shares has been filed with the Dutch Trade Register and announced in a Dutch national daily newspaper. Once this procedure is complete, such treasury shares will be cancelled.

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Board of Directors Recommendations

Our Board of Directors unanimously recommends that shareholders vote “FOR” of all of the foregoing proposals.

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